12010443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 29 2012

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-66136~~ 68107 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Xzerta Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 9th Floor
(No. and Street)

New York, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Motch – (646) 998-6454
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Grant Thornton

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C.
189

# Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

## XZERTA TRADING, LLC
**(A Subsidiary of Auriga Special Holdings, LLC)**

December 31, 2011

Grant Thornton

Audit • Tax • Advisory
**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
**Xzerta Trading, LLC**

We have audited the accompanying statement of financial condition of Xzerta Trading, LLC (a subsidiary of Auriga Special Holdings, LLC) (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Xzerta Trading, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2012

## XZERTA TRADING, LLC
### (A subsidiary of Auriga Special Holdings, LLC)
### Statement of Financial Condition
**December 31, 2011**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 287,923 |
| Other assets | 1,302 |
| Total assets | $ 289,225 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Due to affiliates | $ 2,496 |
| | 2,496 |
| Members' equity | 286,729 |
| Total liabilities and members' equity | $ 289,225 |

*The accompanying notes are an integral part of this financial statement.*

## 1. ORGANIZATION

Xzerta Trading, LLC (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was formed on October 16, 2008 as a single member New York limited liability company. In February 2010, the Company entered into a Contribution Agreement and an Operating Agreement (the "Agreements"), with Xzerta Holdings LLC ("Xzerta Holdings") and Auriga Special Holdings ("ASH"). Pursuant to the Agreements, the sole member contributed all outstanding LLC interest in the Company split 62.5% to ASH and 37.5% to Xzerta Holdings.

The Company has not engaged in any broker dealer activity as of December 31, 2011.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Preparation

The statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing the statement of financial condition in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

### Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

As of December 31, 2011, the Company had $37,923 in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in interest bearing accounts at First Republic Bank. Currently, the FDIC insurance coverage per depositor per institution for all interest bearing accounts is limited to $250,000 as of December 31, 2011.

### Income Taxes

The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes.

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2011, the Company had a UBT net loss carryover of approximately $183,271. The net loss carryover is the primary driver of a net deferred tax asset of approximately $7,331. At the present

time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a reserve for uncertain tax positions of $7,331 on the deferred tax asset, so that no deferred tax asset has been reflected in the statement of financial condition.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return.

The Company has reviewed the tax positions and determined that the implementation did not have a material impact on the Company's statement of financial condition or require additional disclosure.

The UBT net loss carryover expires in the years 2028.

## 3. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2011, the Company has no financial assets or liabilities measured and reported at fair value.

### 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2011, the Company had net capital of $285,427, which was $185,427 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

### 5. RELATED PARTY TRANSACTIONS

**Transactions with Xzerta, LLC**

The Company had entered into a Services and Expense Agreement (the "Services Agreement") with Xzerta LLC, a Delaware Limited Liability Company (the "Xzerta") on November 18, 2009. Xzerta provides services including, but not limited to, administrative staff, back office, regulatory management and accounting support. For the year ending December 31, 2011, the Company paid Xzerta $48,893. At year end, the Company was owed $4 for an overpayment and is included as part of the line item for "Due to affiliates" on the "Statement of Financial Condition".

**Transactions with Auriga USA, LLC**

The Company leased office space from Auriga USA, LLC, a New York Limited Liability Company ("Auriga USA") per the sublease agreement entered into on May 20, 2010 with an effective date of April 1, 2010. The operating lease is a month to month agreement at a rate of $700 per month and may be terminated by either party for any reason on five days written notice. The agreement was effectively terminated with the expiration of the Auriga USA lease and all affiliated companies moved to a new location in June 2011. For the year ending December 31, 2011, the Company paid $3,500 and no amounts were due at year end. In addition, the Company paid $30,000 to Auriga USA for compliance services provided by SSG Advisors and no amounts were due at year end.

**Transactions with Auriga Holdings, LLC**

The Company leased office space from Auriga Holdings, LLC, a New York Limited Liability Company ("Holdings") per the space sharing agreement entered into on January 17, 2012 with an effective date of June 6, 2011. The agreement is a month to month agreement at a rate of $700 per month and may be terminated by either party for any reason on five days written notice. For the year ending December 31, 2011, the Company paid $4,900 and no amounts were due for rent at year end.

During the year ending December 31, 2011, Holdings paid on behalf of the Company an invoice for audit services in the amount of $2,500. At December 31, 2011, the Company owed Holdings $2,500. This amount is presented net of receivables in "Due to affiliates" on the "Statement of Financial Condition".

### 6. SUBSEQUENT EVENTS

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 28, 2012, the date the Company's statement of financial condition is available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's statement of financial condition.

Grant Thornton